UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Genoptix, Inc., a Delaware corporation (“Genoptix” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2011, relating to the tender offer by GO Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, to purchase all the issued and outstanding shares of Genoptix’ common stock, $0.001 par value per share, at a price of $25.00 per share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 9.	Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibits:

Exhibit Number	Description

(e)(10)	Genoptix Employee FAQs.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENOPTIX, INC.

By:	/s/ Tina S. Nova

Name:	Tina S. Nova, Ph.D.

Title:	President and Chief Executive Officer

Dated: February 4, 2011